FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

ANNOUNCEMENT                                                                                   ELDORADO GOLD

TSX: ELD   AMEX: EGO                                                                                February 28, 2005

Eldorado Gold Year 2004 Financial Results and Corporate Update Conference Call

VANCOUVER, BC – Eldorado Gold Corporation will release its 2004 Financial Results before markets open on Monday, March 21, 2005.  Following the release, Paul Wright, President and Chief Executive Officer, of the Company will host a conference call at 8:00 AM PDT (11:00 AM EDT) on March 21, 2005.

The call is being webcast by CCBN and can be accessed at Eldorado Gold’s web site at www.eldoradogold.com or from www.ccnmatthews.com

Teleconference call details are as follows:

Call in numbers are:

Toronto: 416-405-9328

Toll Free: 1-800-387-6216

Chairperson: Paul Wright, President & CEO

The replay numbers are:

Toronto: 416-695-5800

Toll Free: 1-800-408-3053

Passcode:  3143730#

Replay will be available until March 28, 2005.  The replay will also be available on the Eldorado Gold web site www.eldoradogold.com.

Eldorado Gold Corporation is a gold mining company actively growing businesses in Turkey, Brazil and China.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188 – 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com